

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2014

Via E-mail
Michael J. Loughlin
Director, President and Chief Executive Officer
Wells Fargo Real Estate Investment Corporation
90 South 7th Street, 1th Floor
Minneapolis, Minnesota 55402

> Re: **Wells Fargo Real Estate Investment Corporation**
> **Registration Statement on Form S-11**
> **Filed September 25, 2014**
> **File No. 333-198948**

Dear Mr. Loughlin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our comment letter dated September 11, 2014. We have referred your analysis to the Division of Investment Managements and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Real Estate 1-4 Family Mortgage Loans, page 4

2.   Please disclose the breakdown of the percentage of your real estate 1-4 family mortgage loans that are conforming loans and non-conforming loans.

3.   We note your statement that a majority of the non-conforming real estate 1-4 family mortgage loans acquired by you to date are non-conforming because they vary in certain respects from the requirements of the purchase programs sponsored by FHLMC or FNMA, other than in the requirements relating to creditworthiness of the mortgagors. Please confirm whether any of the non-conforming loans acquired by you did not meet the requirements relating to creditworthiness of the mortgagors, and if applicable, please provide the amount of such loans.

Conflicts of Interest and Related Management Policies and Programs, page 42

4.   We note your disclosure that the board of directors has approved the criteria that loans must meet to be eligible for you to acquire and your disclosure briefly describing the loans you purchase from the Bank and its affiliates. Please describe in greater detail the process and criteria to select such loans and the persons that are administering this selection. Also disclose whether there are any requirements regarding the percentage of assets that may be invested in any one type of investment.

Liquidity and Funding, pages 70 – 71

5.   We have considered your response to comment 10 and note your revisions. Please also expand your disclosures to specifically discuss the sources of funding for cash dividends that were in excess of cash generated by operations for 2011 through 2013.

Note 6 – Transactions With Related parties, pages F-29 – F-30

6.   We have considered your response to comment 17. With respect to loans purchased from the Bank, because you are an indirect wholly owned subsidiary of the Bank, it appears the assets acquired should be recorded at the carrying amount on the Bank's books with the excess of monetary consideration given over the carrying amount recorded as a reduction in shareholder's equity. Any gain or loss should be recorded when the loans are sold by you. With respect to the loans sold to the Bank, it appears that the excess of monetary consideration received over the carrying amounts of the assets transferred should be recorded as an increase in shareholder's equity, or alternatively, as a deferred gain to be recognized in income when the assets are sold or depreciated/amortized by the Bank. Please clarify.

Exhibits

7.   We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible to allow staff sufficient time to review such documents prior to granting effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

Cc: Andrew R. Gladin
          Sullivan & Cromwell LLP